UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EV3, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26928A200

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26928A200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vertical Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,765,511

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,765,511

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,765,511

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 26928A200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vertical Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 718,713

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 718,713

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 718,713

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 26928A200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard B. Emmitt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 13,810

	6.	Shared Voting Power 3,484,224

	7.	Sole Dispositive Power 13,810

	8.	Shared Dispositive Power 3,484,224

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,498,034

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 26928A200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jack W. Lasersohn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 60,000

	6.	Shared Voting Power 3,484,224

	7.	Sole Dispositive Power 60,000

	8.	Shared Dispositive Power 3,484,224

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,544,224

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.4%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer ev3, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 9600 54th Avenue North Suite 100 Plymouth, Minnesota 55422

Item 2.
	(a)	Name of Person Filing Vertical Fund I, L.P. (“VFI”) and Vertical Fund II, L.P. (“VFII” and together with VFI, the “Partnerships”) Richard B. Emmitt (“Emmitt”) Jack W. Lasersohn (“Lasersohn”)
	(b)	Address of Principal Business Office or, if none, Residence Each of the Partnerships, Emmitt and Lasersohn has a principal business address at 25 DeForest Avenue, Summit, New Jersey 07901.
	(c)	Citizenship Each of the Partnerships is a Delaware limited partnership. Emmitt and Lasersohn are citizens of the United States.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 26928A200

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
None of the above. The statement is filed pursuant to Rule 13d-1(c).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 3,558,034 shares of Common Stock
(b) Percent of class: 3.4%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 3,558,034
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 3,558,034
(iv) Shared power to dispose or to direct the disposition of 0

The foregoing amounts of shares and percentage represent the combined holdings of the two Partnerships, Emmitt and Lasersohn as of December 31, 2007.  Of such amounts, VFI owns 2,765,511 shares (2.7% of the total outstanding), VFII owns 718,713 shares (0.7% of the total outstanding), Emmitt owns options to purchase 13,810 shares (less than 0.1% of the total outstanding) that are immediately exercisable or become exercisable within the next 60 days, and Lasersohn owns 60,000 shares (less than 0.1% of the total outstanding).  The Partnerships, Emmitt and Lasersohn are filing this statement jointly to reflect their combined ownership because the sole general partner of each Partnership is The Vertical Group, L.P., a Delaware limited partnership (“Vertical”), and Emmitt and Lasersohn are general partners of Vertical, and the Partnerships, Emmitt and Lasersohn may be deemed to constitute a “group” as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2008
VERTICAL FUND I, L.P.

By: THE VERTICAL GROUP, L.P.
General Partner

	By:	/s/ John E. Runnells
John E. Runnells
General Partner.

VERTICAL FUND II, L.P.

By: THE VERTICAL GROUP, L.P.
General Partner

	By:	/s/ John E. Runnells
John E. Runnells
General Partner

/s/ Richard B. Emmitt
RICHARD B. EMMITT

/s/ Jack W. Lasersohn
JACK W. LASERSOHN